Exhibit 4.d

Medallion Resources Ltd
511 – 475 Howe Street
Vancouver, BC V6C 2B3
Fax (604) 602-9640
(604) 681-9558

13 November 2009

Mark Brown
Rare Element Resources Ltd
410 – 325 Howe Street
Vancouver, BC V6C 1Z7
By fax: 604-688-3392

Dear Mark:

Re: Proposal for Medallion to option an interest in Rare Element's Eden Lake project.

I herewith return to you, with my signature, your proposed abbreviated letter of intent, according to which Medallion and Rare Element would enter into an agreement for Medallion to option a right to earn an interest in a joint venture to explore Rare Element's Eden Lake property.

This Agreement in Principal provides us with the basic approach to proceed with creating a Definitive Agreement, which will reflect the terms of your abreviated letter of intent and provide the structure that will govern our relationship as we proceed with a Medallion option to earn an interest in a joint venture to explore the Eden lake property. In the upcoming 30 to 40 days, let's complete the following:

1. Rare Element's closing of its Eden Lake property acquisition agreement with VMS Ventures.
2. Initiate binding Medallion payment schedule of the abreviated letter of intent.
3. News release of the Medallion – Rare Element Agreement in Principal.
4. Due diligence.
5. Construct and execute the Definitive Agreement.

Medallion and I look forward to working with Rare Element and you to explore and achieve the maximum value of the Eden Lake property. It's an exciting prospect with significant rare-earth-element potential.

Sincerely,
MEDALLION RESOURCES LTD

William H Bird
President & CEO

Rare Element Resources

RARE ELEMENT RESOURCES LTD
410 – 325 HOWE STREET
VANCOUVER, BC V6C 1Z7
T: (604) 687-3520
F: (604) 688-3392

November 12, 2009

Mr. William H. Bird
President, CEO & Director
Medallion Resources Ltd.
475 Howe Street, Suite 511
Vancouver B.C.
V6C 2B3

Via E-mail.

Dear Bill,

After our conversations regarding the Eden Lake Project over the past few weeks, this letter of intent outlines the terms according to which Medallion and Rare Element would enter into an agreement for Medallion to Option Rare Element's Eden Lake project:

1. Terms during the "earn-in" period.

In order to earn-in to a 65% interest in the Eden Lake Project, Medallion agrees to:

A. Make certain cash payments;
B. Make certain common share payments; and,
C. Make certain "earn-in" exploration expenditures,

All as outlined on the attached Term Sheet and subject to various terms and conditions as below.

2. Creation of a Joint Venture upon earn in.

Upon completion of the "earn-in" period and the terms as outlined in the attached Term Sheet, a Joint Venture will be formed with Medallion holding at 65% interest and Rare Element holding a 35% interest.

WB

3. Other considerations

The Companies would also enter into a formal Option Agreement for the property with the standard terms and conditions, representations and warranties, in such an agreement. The Option Agreement is subject to standard approvals from each company and the various regulatory authorities.

Neither party will issue a news release on the agreement unless the other party is in concurrence with the issuance of such a news release.

The property will be owned 100% by Rare Element upon completion of the signing of a definitive agreement with VMS and regulatory approval which is in process, subject to a 3% NSR held by a former property owner.

If you are in agreement with the above general terms, please indicate by signing in the space provided below.

Sincerely,

Mark T. Brown
CFO & Director
Rare Element Resources Ltd.

Mr. William H. Bird
President, CEO & Director
Medallion Resources Ltd.

13 November 2009
Date signed.

Term Sheet

For an Option for Medallion Resources Ltd. to Acquire 65% of a Joint-Venture to Advance the Eden Lake Property

Medallion Resources Ltd. and Rare Element Resources Ltd.

12 November 2009

Medallion Resources Ltd ("MDL"), in order to acquire and maintain an option (the "Option") to earn a 65% interest in the Joint Venture to explore and develop the Eden Lake rare-earth-element property (the "Property"), shall pay to Rare Element Resources Ltd ("RES") the following schedule of cash payments and shares issuances and by completing the following yearly work commitments (MDL and RES together are the "Parties"):

5-yr Option to earn-in to a 65% JV interest	Cash payment (CDN$)	MDL shares issued	Work completed (CDN$)
At signing of Letter of Intent	$25,000		
At signing of Definitive Agreement	$25,000		
Upon TSXV approval	$50,000	200,000	
End 1st year - additional	$50,000	200,000	$250,000
End 2nd year - additional	$100,000	200,000	$500,000
End 3rd year - additional	$200,000	200,000	$500,000
End 4th year - additional	$500,000	500,000	$500,000
End 5th year - additional	$500,000	500,000	$500,000
Total	$1,450,000	1,800,000	$2,250,000

During the Option period, MDL shall undertake all actions necessary to maintain in good standing the mineral claims comprising the Property.

RES will own 100% of the Property through a purchase agreement with VMS Ventures Inc ("VMS") whereby RES issues to VMS an aggregate of 300,000 RES shares which will be free trading over the next 18 months. No other considerations are due to VMS.

MDL recognizes that an underlying property owner is to receive a 3% NSR from any production resulting from the Property. RES has a right to purchase half of the 3% (1.5%) for $1.5 million. The NSR purchase right shall be considered part of the Property; and, when and if the Property is conveyed to a Joint Venture between MDL and RES, this NSR purchase right also shall be conveyed to the Joint Venture.

MDL shall be the operator of the exploration program during the Option period. An exploration advisory committee, consisting of two MDL members and two RES members, will be constituted to assist in planning the exploration of the Property. Should the assistance of Jim Clark, VPE of RES, be required for oversight and project review, a contractor arrangement will need to be negotiated and signed with him and paid directly to him or his company. To the best of its ability, RES will attempt to provide some of Jim Clark's time for specified project tasks, when he is available. These expenditures will be part of the earn-in expenditures.

MDL, at any time up to 31 December 2013, may advance the work schedule by one year by paying to RES an additional $100,000 cash and issuing to RES an additional 200,000 MDL shares.

MDL shall make its best effort to complete an NI43-101-compliant resource estimate by the end of the third year of the Option.

When MDL completes the above schedule of cash payments, share issuances and work commitments, a Joint Venture shall be created, in which MDL owns 65% and RES owns 35% and, in which, each of the Parties shall be deemed to have contributed according to their percentage interest. Ownership of the Property will be transferred into the Joint-Venture vehicle. The Parties will use a general form of mining-industry Joint-Venture structure, such as the "Rocky Mountain Form 5" structure.

MDL shall be responsible for operational management of the Joint Venture (the Operator). A management committee will be constituted comprising two members from each partner. Each party shall have a weighted vote in the management committee according to its percentage ownership interest in the Joint Venture.

If either party is not able to participate in the project funding according to the requirements of the Joint-Venture Agreement, that party's interest shall be proportionally reduced (based on its proportion of funds provided to the Joint Venture) until its interest is reduced to 10%, at which time the Joint Venture will be dissolved and the diluted party's interest shall be converted to a 10% Net Profits Interest. Under the terms of the Net Profits Interest, the diluted party shall no longer be assessed for project funding; and, when and if production of metals or other products occurs from the Property, the non-diluted party shall annually pay to the diluted party 10% of the net profits derived from the Property.

MDL shall have a Right of First Refusal to purchase any portion of RES's interest in this Property that RES may decide to sell. RES shall have a Right of First Refusal to purchase any portion of MDL's interest in this property that MDL may decide to sell.